Filed by Flex Pharma, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-229666

Subject Company: Salarius Pharmaceuticals, LLC

SEC File No.: 001-36812

Flex Pharma, Inc. intends to issue the following press release.

Flex Pharma Announces Broker Authority to Vote on Certain Proposals

BOSTON—(BUSINESS WIRE)—June 25, 2019— Flex Pharma, Inc. (Nasdaq: FLKS) today announced that on or about June 27, 2019 it will mail a supplement (the “Supplement”) to its proxy materials to provide stockholders with updated information regarding brokers’ discretionary authority to vote stockholders’ shares on Proposal 2 (regarding the reverse stock split) and Proposal 4 (regarding adjournment of the special meeting).

In Flex Pharma’s proxy statement/prospectus/information statement dated April 29, 2019 relating to the special meeting of stockholders (the “Proxy Statement”), Flex Pharma stated that Proposals 1, 2, 3 and 4 in the Proxy Statement are considered non-discretionary matters under the rules of the New York Stock Exchange (“NYSE”) applicable to broker-dealers and, therefore, a stockholder’s broker will not be able to vote the stockholder’s shares of Flex Pharma’s common stock without specific instructions. However, following Flex Pharma’s recent discussion with NYSE, Flex Pharma has determined that Proposals 2 and 4 are considered “routine” matters. Flex Pharma will send the Supplement to advise its stockholders that Proposals 2 and 4 are “routine” matters and that, as such, a broker will have discretion to vote a stockholder’s shares on those proposals even if the broker has received no voting instructions from the stockholder with respect to those proposals.

Flex Pharma previously adjourned the special meeting until July 12, 2019 in order to provide stockholders with more time to complete proxies and vote their shares. Additional shares must be voted for all proposals in order to complete the planned merger with Salarius Pharmaceuticals, LLC, a privately held clinical-stage oncology company targeting the epigenetic causes of cancers.

ADDITIONAL VOTES ARE REQUIRED TO COMPLETE THE MERGER

- URGENT ACTION NEEDED BEFORE July 12, 2019 -

All stockholders are urged to vote as soon as possible “FOR” all proposals in the Proxy Statement by telephone, via the Internet or using the proxy card they received with their proxy materials. For any questions, or assistance in voting shares, or to receive additional copies of the proxy materials, stockholders should call Flex Pharma’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834.

All stockholders’ votes are important. If Flex Pharma does not complete the merger, it will likely be delisted from Nasdaq and wind-up, which could cause stockholders to lose most of the value of their investment.

About Salarius Pharmaceuticals

Salarius Pharmaceuticals, LLC is a clinical-stage oncology company targeting the epigenetic causes of cancers and is developing treatments for patients that need them the most. The company’s lead candidate, Seclidemstat, is currently in clinical development for treating Ewing sarcoma, for which it has Orphan Drug designation and Pediatric Rare Disease Designation by the U.S. Food and Drug Administration. Salarius believes that Seclidemstat is one of only two reversible inhibitors of the epigenetic modulator LSD1 currently in human trials, and that it could have potential for improved safety and efficacy compared to other LSD1-targeted therapies. Salarius is also developing Seclidemstat for a number of cancers with high unmet need and expects to commence additional clinical studies in 2019 targeting advanced solid tumors, including prostate, breast and ovarian cancers. For more information, please visit salariuspharma.com.

About Flex Pharma

Flex Pharma, Inc. is a biotechnology company that was founded in 2014 by National Academy of Science members Rod MacKinnon, M.D. (2003 Nobel Laureate) and Bruce Bean, Ph.D., recognized leaders in the fields of ion channels and neurobiology.

Additional Information and Where to Find It. This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement / prospectus / information statement, which took effect on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement / prospectus / information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement / prospectus / information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT / PROSPECTUS / INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement / prospectus / information statement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction.

You may obtain free copies of the registration statement, definitive proxy statement / prospectus / information statement, the Supplement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement, definitive proxy statement / prospectus / information statement and the Supplement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com.

Participants in Solicitation. Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on March 6, 2019, and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement / prospectus / information statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements. Certain statements in this communication constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements reflect Flex Pharma’s current views about its plans. Although Flex Pharma believes that its plans as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results will be affected by a variety of risks and uncertainties that are beyond its control. Risks and uncertainties include, but are not limited to: inability to complete the proposed transaction; the ability of the proposed transaction to increase stockholder value; and other risks and uncertainties detailed in the risk factors section of Flex Pharma’s registration statement on Form S-4 (File No. 333-229666), Form 10-K and Forms 10-Q filed with the SEC, as well as other filings Flex Pharma makes with the SEC from time-to-time. Many of these factors that will determine actual results are beyond Flex Pharma’s ability to control or predict. Flex Pharma disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Flex Pharma, Inc.

William McVicar

Chief Executive Officer

(617) 874-1821

wmcvicar@flex-pharma.com

LifeSci Advisors, LLC

Jeremy Feffer

Managing Director

(212) 915-2568